

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 16, 2013

<u>Via E-mail</u>
Mr. Carlo Bozotti
President and Chief Executive Officer
STMicroelectronics N.V.
39, chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

> **Re:** **STMicroelectronics N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **File No. 1-13546**

Dear Mr. Bozotti:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Critical Accounting Policies Using Significant Estimates, page 42</u>

<u>Impairment of Goodwill, page 44</u>

1. We note your disclosure of the goodwill impairment for the Wireless reporting unit in 2012. In your prior response letter dated July 3, 2012, you provided support for the full amount of goodwill recorded in your financial statements for the Wireless segment at December 31, 2011. In that response, you provided information regarding forecasted revenues for the Wireless segment, which you stated were based on existing customer contracts, current customer design wins, research and development collaborations and

your expectations of market developments. You stated that you maintained confidence in your forecasted growth in Wireless, citing "several design wins with top-tier customers for the android operating systems and non-Android operating systems." You also cited a number of expressions of interests as support for your planned growth. Please tell us more about the events and circumstances that occurred from December 31, 2011 to September 30, 2012, the date you recorded the impairment of the Wireless segment goodwill. Cite any specific events or factors that impacted your assessment of the projected future revenues and discounted cash flows. In this regard, discuss the significance of the design wins you referred to in the 2012 response letter and also discuss what transpired relating to the "expressions of interest" that you referred to in the 2012 response letter. If your projections relied significantly on arrangements with specific customers and such arrangements did not result in the revenue that had been expected, separately summarize the events that transpired relating to those arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding the comment on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief